Federated Investors, Inc.

Federated Investors Tower

1001 Liberty Avenue

Pittsburgh, PA 15222-3779

412-288-1900 Phone

FederatedInvestors.com

May 12, 2015

United States Securities and Exchange Commission

Division of Investment Management

3 World Financial Center

New York, N.Y. 10281

Attn: Lauren Hamilton/Jeff Long

Dear Ms. Hamilton and Mr. Long:

On April 14, 2015, we discussed comments on the following series:

Fiscal Year End

Federated Floating Rate Strategic Income Fund (FRSIF) 03/31/14

Federated Muni and Stock Advantage Fund (FMSAF) 10/31/14

Federated Capital Income Fund (FCIF) 11/30/14

Federated Mortgage Strategy Portfolio (FMSP) 12/31/14

Federated High Yield Strategy Portfolio (FHYSP) 12/31/14

Federated Mid-Cap Index Fund (MDCF) 10/31/14

Federated Unconstrained Bond Fund (FUNBF) 11/30/14

Federated Kaufmann Fund (FKAUF) 10/31/14

Federated Real Return Bond Fund (FRRBF) 03/31/14

Following are our responses to your comments.

  Comment: You asked for further clarification of total asset coverage in place by way of joint insured bonds with respect to the Form 17-G filing. You also asked for confirmation that any amendments to such agreements concerning bond coverage are filed with the Commission within ten days of execution.

Response: Rule 17g-1(g) under the Investment Company Act of 1940 requires that each registered management investment company file with the Commission within 10 days after receipt, an executed bond, as described in paragraphs (b)(1) or (b)(2), or any amendment thereof. Pursuant to Rule 17b-1(g) (1) (a) (iii), the bond filing must include a statement showing the amount of the single insured bond which the investment company would have provided and maintained had it not been named as an insured under a joint insured bond agreement. The Federated funds fulfill this requirement by filing a schedule providing a fidelity bond coverage review (“Coverage Chart”) that details each covered fund underlying each covered investment company, its average monthly net assets, its gross assets and the related required fidelity bond coverage. When a fidelity bond filing, including an amendment to the Federated Joint Insured Agreement, is required, a Coverage Chart is filed. If the Coverage Chart has not changed since the most recent filing in which the Coverage Chart was submitted, the filing incorporates by reference the most recently submitted filing in which the Coverage Chart was filed.

The Federated funds file amendments to their Joint Insureds Agreement within 10 days of execution of any amendment to that agreement. The amendments to the Joint Insureds Agreement are currently marked to reflect the effective date of the internal notification of the change(s) but are not dated to reflect the actual execution date of the amendment. The Federated funds will revise their procedure to include an execution date on the amendment to the Joint Insureds Agreement.

  Comment: Regarding FRSIF’s summary section of the Prospectus which indicates that the fund will invest at least 80% of its assets in floating rate fixed-income securities compared to the portfolio summary which indicates that 60% is invested in such securities, you asked for an explanation of how the 80% requirement is being met.

Response: FRSIF’s 80% policy requires the fund to normally invest not less than 80% of its assets (plus any borrowings for investment purposes) in floating-rate fixed income investments. For purposes of this 80% policy, the prospectus states that a “a floating-rate investment includes any fixed-income investment that requires periodic changes in its interest rate based upon changes in a recognized index interest rate or another method of determining prevailing interest rates, including loan instruments subject to a floor and money market funds.” In addition, the prospectus provides that the Fund may count the value of certain derivatives with floating rate fixed-income characteristics towards its policy to invest 80% of its assets in floating-rate fixed income investments.

The “Floating Rate Loans” category identified in the “Portfolio of Investments Summary Table” in the fund’s Annual Report to Shareholders does not include the full universe of investments that are included in the definition of “floating-rate fixed income investments” for purposes of the 80% policy in the prospectus. Each of the other categories of investments listed in the Portfolio of Investments Summary Table may include investments that may be included in the definition of “floating-rate fixed income investments” for purposes of determining compliance with the fund’s 80% investment policy. We believe that FRSIF’s investments continue to meet the 80% policy of investing in floating-rate fixed income investments.

  Comment: In general you asked if a materiality threshold has been applied for derivative disclosure requirements pursuant to ASC 820 including a roll-forward of Level 3 securities as well as a description of sensitivity to changes in significant unobservable inputs.

Response: Yes, a materiality threshold is applied. Federated includes a Level 3 roll-forward if any of the line items in the prescribed roll-forward are greater than a certain percentage of current net assets. Inclusion of narrative disclosure of sensitivity to changes is included when a fund has a significant investment in securities classified as Level 3.

  Comment: You asked how the hypothetical expenses, assuming redemptions for FMSAF B and F shares are calculated on the Prospectus Fee Table.

Response: The inputs to the calculation are taken from the body of the Fee Table, Total Annual Fund Operating Expenses (B-1.84%, F-1.09%), an assumed 5% annual return and the Sales Charge Information and Sales Charge When You Redeem sections of the Prospectus. Class B has no front-end sales charge and a decreasing sliding scale contingent deferred sales charge (CDSC) of 5.50% year one, 4.00% year three, 2.00% year five and 0.00% year ten. Note that per the fund’s prospectus, Class B shares convert to Class A shares after eight years, therefore the Total Annual Fund Operating Expense amount utilized to calculate the Class B ten year amount in the example is 1.09% (Total Annual Fund Operating Expense for Class A) not 1.84%. Class F has a 1.00% front-end sales charge and for shares held four years or less, a CDSC of 1.00%.

  Comment: On the Management Discussion of Fund Performance (MDFP) of FCIF, you indicated that the over/underperformance of portfolio sectors vs. benchmarks is discussed; however, you believe that individual securities that contributed to over/underperformance should also be discussed. On this fund you also asked if the weights of custom blended indices are revisited on an annual basis because the weight of 20% in mortgage securities included in the index is not consistent with the respective fund holdings weightings.

Response: In our view, the MDFP for FCIF, as currently set forth in FCIF’s annual report for the year ended November 30, 2014, accurately discusses the factors that materially affected FCIF’s performance during the most recently completed fiscal year in accordance with Item 27(b)(7) of Form N-1A. Additionally, stock selection was discussed in the MDFP referencing various sectors that detracted from FCIF’s performance, as follows:

“Sector allocations and stock selection both negatively contributed to the overall performance of the Fund relative to the DJSDI. Overweight positions in the Information Technology, Telecom Services and Health Care sectors enhanced the Fund’s performance while underweight positions in the Industrials and Utilities and an overweight position in Energy detracted from the Fund’s performance. Also detracting from performance was negative stock selection in the Industrial and Utilities sectors which was partially offset by positive stock selection in the Financials and Health Care sectors.”

We note that FCIF is an actively managed portfolio and is not intended to be managed to the custom blended benchmark. The strategic allocations of FCIF’s portfolio are determined as described in FCIF’s prospectus and the weightings of FCIF’s portfolio are not intended to match exactly the weightings of the custom blended benchmark. The blended benchmark is intended to provide additional comparative performance information for FCIF’s shareholders. The weightings of the custom blended benchmark are revisited periodically in order to determine that the custom blended benchmark continues to be an appropriate benchmark for FCIF. Further, we believe that the currently structured custom blended benchmark is an appropriate comparison for FCIF.

  Comment: As a general MDFP comment, you indicate that if a principal investment strategy of a fund is to invest a significant portion of its assets in another fund, the performance of the investee fund should be discussed in the MDFP.

Response: In our view, the principal investment strategies as currently set forth in the strategy section of the summary prospectus in response to Item 4(a) of Form N-1A accurately summarizes how each Fund intends to achieve its investment objectives. In each case, the principal strategy is to gain exposure to certain types of investments, and we have made requisite disclosures about these investments, and attendant risks, in discussing the principal strategies. The MDFP is intended to discuss material factors which affected the fund’s performance for the most recently completed year. Please see our response to Comment 19 for further explanation with respect to investments in other investment companies.

  Comment: As a general MDFP comment, you indicate that if the minimum initial investment in a fund is greater than $10,000, the investment growth line chart should reflect the required minimum.

Response: Eligible Investors, as defined in a fund’s prospectus, are not subject to a minimum initial investment. Due to the fact that most holders of Investment Shares meet the definition of an Eligible Investor, the default initial investment of $10,000 is utilized.

  Comment: On question 4d of Form N-CSR for FMSAF and MDCF, you asked for an explanation of the discrepancy between the amounts shown on the chart and in the narrative sentence following the chart with respect to audit fees pre-approved by the Audit Committee.

Response: The format of the response to item 4d is as follows; in the narrative sentence following the chart, the two amounts for fiscal years 2014 and 2013 immediately after the opening sentence are other fees billed directly to the registrant. The paragraph following these two amounts represents amounts billed to the registrant’s adviser (or affiliated parties) which relate to the operations or financial reporting of the registrant per (c)(7)(ii) of Rule 2-01 of Regulation S-X.

  Comment: As a general comment, you asked for confirmation that there are no commitment fees on outstanding lines of credit (LOC).

Response: The funds are party to a $100,000,000 uncommitted LOC agreement. There are no commitment fees associated with this LOC.

  Comment: On FHYSP and FMSP you asked for confirmation that there is no income receivable from investments in underlying affiliated funds which state that their distributions are declared daily and paid monthly.

Response: Dividends receivable accrued by the investing funds representing dividends due from the investee funds, are payable to the investing fund on the last day of the month. Because the transfer agent processes this activity after the close of business on fiscal year end date, and records the reinvested shares as of fiscal year end to their records, an as-of adjustment is made to eliminate the dividend receivable and record reinvested shares on the financial statements of the investing funds.

  Comment: On MDCF you indicate that affiliated investments should be segregated on the portfolio, including associated costs.

Response: The affiliated investments are currently flagged via footnote on the portfolio, market value is parenthetically disclosed on the Statement of Assets and Liabilities (SAL) and purchase/sale activity for these securities is disclosed in the Transactions Involving Affiliated Holdings footnote. We do not believe Regulation S-X currently requires that affiliated investments be itemized on the portfolio of investments with separate disclosure of their associated costs.

  Comment: On FHYSP and MDCF with respect to affiliated security holdings, you indicate that the realized gain/loss and change in unrealized appreciation/ depreciation should be segregated.

Response: Per Regulation S-X, a separate line item on the Statement of Operations of MDCF will be included in future reports to separately identify realized gain/loss on affiliated holdings, this information is already disclosed in the Annual Report of FHYSP.

  Comment: On various funds, you indicate that when expenses are paid by an affiliate of the adviser and in due course reimbursed by the fund, these expenses should be segregated on the SAL and Statement of Operations (SOP).

Response: We are aware of the requirement under Regulation S-X to segregate amounts due to related parties on the SAL and SOP but have applied a materiality threshold in this regard and have instead disclosed this general practice in the Investment Adviser Fee and Other Transactions with Affiliates footnote. We believe that segregating on the SAL and SOP immaterial amounts due to an affiliate of the adviser by virtue of the affiliate making payments on behalf of the fund to certain service providers on a highly limited basis which is promptly reimbursed by the fund would add unnecessary detail to the statements. Using FCIF as an example, of the $608,147 in SAL Accrued Expenses as of 11/30/2014, $380 or 0.06% represented such amounts due to the affiliate. In addition, of the $25,384,532 in SOP total expenses as of 11/30/2014, $9,000, classified as Miscellaneous Expense, or 0.04% represented such amounts paid or to be paid to the affiliate

  Comment: As a general comment, you indicate that the expense limitation indicated in the Notes to Financial Statements should be a historical amount rather than forward looking.

Response: If a fund has a voluntary expense cap during the period covered by the Annual Report, this information is disclosed in the Net Expense Ratios presented on the Financial Highlights. We believe it is also important to inform the reader of the existence of a voluntary expense cap for the upcoming period in order for them to have all pertinent information necessary to make an informed investment decision.

  Comment: As a general comment, you indicate that the funds should comply with ASC 2010-20-50-3 as it relates to Master Netting Arrangements (MNA).

Response: Due to the immaterial level of investment types the funds invest in as well as the fact the our funds do not net assets and liabilities on the SAL, Federated has taken the approach of disclosing the additional information required by the ASC in narrative form within the Notes to Financial Statements (Notes) as well as directing the reader to the location of any information that would be identified in a netting chart. Occasionally, a subset of our funds do invest in a material number of investments that are subject to MNA and when this occurs, we summarize the required netting information in a chart located within the Notes.

  Comment: On FCIF, you indicate that the title of the Portfolio of Investments summary chart indicates the chart is categorized by sector but the chart is actually categorized by type of investment. You also indicate that there should be footnote presentation indicating “look through” to underlying securities held via investment in other mutual funds.

Response: The title of the Portfolio of Investments summary incorrectly states Sector as opposed to Security Type; this will be corrected on future reports. Footnote 1 to the summary indicates that the fund owned shares of affiliated investment companies and for purposes of the chart it is treated as owning a pro-rata portion of each of the investee holdings.

  Comment: As a general comment, you asked that the two footnotes attached to restricted securities be clarified. You also asked if the securities that are footnoted are in fact restricted.

Response: The first restricted security footnote indicates that the security meets the qualifications of being restricted. The second footnote indicates that although the security is restricted, it also can be sold to certain qualified investors under Rule 144A - the second footnote represents a subset of securities referenced in the first footnote. The securities flagged with these footnotes are restricted.

  Comment: On FUNBF, you asked for confirmation that there were no non-income-producing securities. You also asked how the market value for zero coupon bonds could be greater than par amount.

Response: There were no non-income-producing securities at the last fiscal year end. The market value of the two securities listed as having a zero interest rate, Bankia SAU Senior Unsecured Notes, is below par; however, the market value is presented in the base currency of USD whereas the par amount is presented in the local currency of EUR. The par amount should have been preceded by the acronym EUR but is incorrectly preceded by a “$” symbol.

  Comment: You indicated that certain funds invest a significant portion of their assets in other mutual funds; however, the principal strategies and risk sections of the Prospectus do not mention this. You asked that this omission be explained.

Response: As previously noted, in our view, the principal investment strategies as currently set forth in the strategy section of the summary prospectus in response to Item 4(a) of Form N-1A accurately summarize how each Fund intends to achieve its investment objectives in a manner that complies with both the letter and spirit of relevant N-1A requirements (by identifying its principal investment strategies). For example, the summary section of FRRBF’s prospectus accurately states that the Fund invests primarily in inflation-indexed bonds, other fixed-income securities and derivatives. The summary section also describes the risks associated with investing in these fixed-income securities. However, pursuant to Item 9(b)(1) of Form N-1A, the discussion of how FRRBF obtains exposure to these fixed-income securities (i.e. the “practice” or “technique” used to achieve its investment objectives) is available under the section titled "What are the Fund’s Principal Investments" in the statutory prospectus. In our view, whether or not the Fund pursues fixed-income securities directly or by means of another investment company has no impact on the placement of this disclosure. In each case, the principal strategy is to gain exposure to certain types of investments, and we have made requisite disclosures about these investments, and attendant risks, in discussing the principal strategies. In our view, the fact that a Fund might choose to gain exposure to particular investments by means of investing in another investment company would be of lesser importance to someone who might be considering an investment in a fund, and we have positioned that disclosure accordingly.

Our approach is also consistent with Form N-1A, which in the final rule release adopting amendments to Form N-1A; the SEC Staff noted that the summary section of a fund’s prospectus should include “key information that is important to an investment decision.” See Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Release No. IC-28584 (Jan. 13, 2009) (the “Form N-1A Release”). The SEC has also indicated that the summary section is to be a “concise summary” that provides key information.

FRRBF’s statutory prospectus disclosure states, “The Fund may also invest in high-yield and emerging market debt securities primarily by investing in another investment company (which is not available for general investment by the public) that owns those securities and that is advised by an affiliate of the Adviser. The Fund may also invest in such securities directly.” In accordance with the Form N-1A Release, only “key information that is important to an investment decision” is included in the summary section of the prospectus. FRRBF’s portfolio management team has identified how FRRBF obtains exposure to fixed-income securities as an additional principal investment technique, therefore, Federated believes that the placement of the disclosure is in fulfillment of and compliance with the requirements of Item 9(b)(1) of Form N-1A.

  Comment: On FMSAF, you indicate that the counterparty on foreign exchange contracts is not identified and it is industry best practice to include this.

Response: Effective with the Federated Funds’ November 30, 2014 fiscal period end filings, foreign exchange contract counterparties are presented.

  Comment: On FKAUF, you indicate that the healthcare sector accounts for 37% of net assets; however, this concentration is not disclosed in the principal strategy and risks sections of the Prospectus. You asked that this omission be explained.

Response: As previously noted, Item 27(b)(7)(i), (ii) (A) and (iii) of SEC Form N-1A requires a Fund’s annual report to discuss the factors that materially affected the fund’s performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the fund’s investment adviser. While the healthcare sector accounted for 37% of the net assets of FKAUF at the time of the shareholder report, in our view it is not a principal investment strategy that requires the Prospectus to be updated. We note that FKAUF is managed using a bottom-up approach to portfolio management that focuses on the investments of individual securities, rather than on sector allocation. Moreover, we believe looking at “healthcare” at a sector level is too broad and view investments in healthcare at an industry level. For example, biotechnology, healthcare equipment and supplies, healthcare providers and services, healthcare technology, and pharmaceuticals are just some of the investments in the securities related to the healthcare sector. The GICS classifications also mirror this approach. It is included in the Annual Report due to the fact that such sector affected the performance during the noted period.

  Comment: As a general comment, in the Officers and Directors section of the Annual Report you indicate that previous occupations of some individuals are not listed. You asked that this omission be explained.

Response: Historically, certain of the biographies of the directors of the funds have included a section entitled “Previous Positions” to reference notable positions held that were older than the five year requirement under Item 17 of Form N-1A. In January 2015, the Funds amended this approach so that such positions are captured under the “Qualifications” section of each of the director biographies.

Additionally, while in some instances the funds do not include a “Previous Positions” category, in those circumstances the “Principal Occupation” section provides adequate information to explain the Trustees or Officers background as required by Form N-1A.

For example, in FRRBF, J. Andrew Kirschler principal occupation goes into great description about his background under the “Principal Occupation” description below.

“J. Andrew Kirschler has been the Fund’s Portfolio Manager since July 2013, responsible for the day to day management focusing on asset allocation and government securities. He is Vice President of the Trust with respect to the Fund. Mr. Kirschler joined Federated in 1990 in the Internal Sales department. In 1994 he was an Assistant Trader, in 1996 a Trader and in 2003 a Senior Trader on the fixed income desk concentrating on government securities. Mr. Kirschler became a Senior Investment Analyst in 2013. In 2000 he was appointed Asst. Vice President and in 2003 appointed Vice President of a Federated advisory subsidiary. Mr. Kirschler received his M.B.A from the University of Pittsburgh.”

  Comment: As a general comment, you indicate that the Form N-CSR signature dates of the Principal Financial and Executive officers are as of a date prior to the opinion date of the financial statements; you asked if the officers are comfortable with this.

Response: Procedures are in place to continuously apprise certifying officers of financial statement matters. The dates next to their signatures have no bearing on their responsibilities or the aforementioned procedures after that date. To avoid confusion, effective with the February 28, 2015 fiscal period end filings, the certifying officers’ signature dates on Form N-CSR will generally coincide with the audit opinion date.

  Comment: As a general comment, you requested that sections 2B through 2D of Form N-CSR be responded to as an affirmative statement as opposed to NA.

Response: Going forward, the funds’ responses to Form N-CSR Items 2(c) through 2(d) will be more affirmative statements as provided below. The funds believe that no such response is required by Item 2(b) and that item only defines the term “code of ethics” and does not itself require a response in Form N-CSR.

(c) There was no amendment to the registrant’s code of ethics described in Item 2(a) above during the period covered by the report.

(d) There was no waiver granted, either actual or implicit, from a provision to the registrant’s code of ethics described in Item 2(a) above during the period covered by the report.

  Comment: On the Form N-SAR filing for Federated Equity Funds and Federated Index Trust, you indicate that the city and state is omitted from the auditor’s report on internal control and should be included going forward.

Response: The information was missing on the original filings and was refiled: these corrected filings were accepted on April 16, 2015.

We acknowledge that the Funds are responsible for the adequacy and accuracy of the disclosures in the Funds’ filings. We acknowledge that the staff of the Securities Exchange Commission (“Staff”) comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings. We acknowledge that the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your attention to this response letter. If you have any further comments or questions on our responses, please contact me at (412) 288-1277 or Rich Paddock at (412) 288-4479.

Sincerely,

/s/ Lori A. Hensler

Lori A. Hensler

Treasurer